82-1235

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Ref: L3138
8 December 2003

03045477

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

Mount Burgess Gold Mining Co NL

SUPPL

Dear Mr Goldberg

For your records please find enclosed announcements to the Australian Stock Exchange as follows:

17/11/03	Zihabe Basemetals Project PL 69/2003 Botswana
25/11/03	Appendix 3Y – R O'Regan
01/12/03	Presentation to the World Diamond Conference – NRF
05/12/03	Appointment non-executive Director – A P Stirling
05/12/03	Appendix 3Y – R O'Regan
05/12/03	Appendix 3X – A P Stirling

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Yours sincerely
MOUNT BURGESS MINING N.L.

pp

Jan Forrester
Company Secretary

encl.

dlw 1/7

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Ref: ASX Announcements
17 November 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Kihabe Basemetals Project PL 69/2003 Botswana
Significant Zones of Basemetals Mineralisation 1.6km along strike

The Company is currently conducting exploration over a number of basemetals geochemical anomalies at its Kihabe Project in Botswana. Drilling is being conducted over the first of these anomalies, some 2.4 kms in length.

Final results were received over the weekend from a **RC drill hole KIH7 which was drilled 1.6km along strike** from the original drill hole KIH1, the results from which were announced to the market on the 10th October 2003.

The portion of KIH7 assayed so far was from 23m to 142m. **An entire 94m intersection from 39m to 133m contained significant grades of zinc and also zones of significant lead, copper, silver, arsenic and cadmium mineralisation as follows:**

KIH7 Final results

Drillhole	Depth (m)	Intersection Width (m)	* Zn Value	Pb Value	Cu Value	Ag Value	As Value	Cd Value
KIH7								
Not previously reported	23-24	1		5.78%		83.0 g/t	247.0 g/t	
	39-41	2	2.60%			10.0 g/t	207.5 g/t	
	45-46	1	2.36%	1.50%		17.0 g/t	177.0 g/t	65.0 g/t
	47-48	1	4.03%	1.80%		23.0 g/t	194.0 g/t	93.0 g/t
	53-54	1	2.12%	4.28%		113.0 g//t	587.0 g/t	72.0 g/t
	57-133	**76**	**3.01%**	**1.63%**		**96.7 g/t**	**275.2 g/t**	**80.3 g/t**
Includes	57-58	1	2.94%	1.40%		35.0 g/t	805.0 g/t	
	58-60	2	7.38%	3.08%		164.5 g/t	498.5 g/t	227.0 g/t
	60-61	1	2.59%				276.0 g/t	
	62-65	3	3.79%			89.0 g/t	319.7 g/t	
	65-67	2	4.29%	4.78%		1,365.0 g/t	740.5 g/t	
	67-69	2	3.40%			134.0 g/t	718.5 g/t	
	72-73	1	2.03%					
	74-76	2	4.52%					113.5 g/t
	77-78	1	2.68%					
Includes previously reported	83-85	2	3.18%					
	85-88	3	3.70%	1.96%		21.3 g/t	361.7 g/t	221.0 g/t
	88-90	2	2.30%	1.72%		30.0 g/t	551.5 g/t	115.0 g/t
	90-91	1	5.51%			18.0 g/t	169.0 g/t	273.0 g/t
	91-92	1	2.27%			62.0 g/t	255.0 g/t	
Revised	95-96	1		6.12%	2.45%	1,780.0 g/t	66.0 g/t	
	99-105	6	2.64%	1.94%		54.2 g/t	174.0 g/t	80.2 g/t
	105-110	5	6.36%	3.62%		62.8 g/t	582.2 g/t	153.8 g/t
	110-112	2	3.10%	1.15%		36.5 g/t	395.0 g/t	120.5 g/t
	115-117	2	3.20%	1.28%		14.5 g/t	145.5 g/t	158.0 g/t
	117-120	3	2.67%			12.0 g/t	134.0 g/t	95.7 g/t
	120-122	2	3.36%	2.95%		26.0 g/t	314.0 g/t	70.0 g/t
	122-123	1		3.91%		22.0 g/t	133.0 g/t	
	123-127	4	2.58%	3.02%		20.3 g/t	257.8 g/t	59.5 g/t
Includes not previously reported	127-133	6	2.73%	1.80%		26.7 g/t	256.7 g/t	63.3 g/t
	136-137	1			1.06%	145.0 g/t	308.0 g/t	

* Intersection grades have been calculated using a 2% low grade cut for zinc.

Yours faithfully,

J J Moore
Director

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Ronald William O'Regan**
Date of last notice	**08 August 2003**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**	**Indirect**	**Indirect**	**TOTAL**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ronald William O'Regan	Mrs Jennifer O'Regan (spouse)	Swan Alley Nominees ISA a/c (held in Citicorp Nominees)	
Date of change	25/11/03			
No. of securities held prior to change....A **B**	1,763,200 500,000	1,136,800	450,000	3,350,000 500,000
Class A B	Ord Fl Pd Unlst Opt			
Number acquired A **B**			100,000	
Number disposed A **B**				
Value/Consideration.........................A **B** Note: If consideration is non-cash, provide details and estimated valuation			$12,830	
No. of securities held after change.......A **B**	1,763,200 500,000	1,136,800	550,000	3,450,000 500,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 25 November 2003

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX 1Dec2003
1 December 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

PRESENTATION TO THE WORLD DIAMOND CONFERENCE
PERTH 1 & 2 DECEMBER 2003
by Nigel Forrester, Chairman & Managing Director
"Tsumkwe Diamond Project - Namibia - Results underwrite the ongoing Search"

In the mid 1970's and 1980's De Beers discovered **two** pyrope garnet anomalies in northeast Namibia, one known as the **Tsumkwe anomaly** situated not far west of the Botswana border, which is now being explored by Mount Burgess and the other known as the **Omatako anomaly** situated about 150km north-northeast of Tsumkwe which is currently being explored by Motapa/BHP Billiton. As well as these two anomalies, De Beers discovered the Sikereti kimberlites in the Khaudum area through tracking down an ilmenite anomaly about 55 km north of Tsumkwe.

It is reason enough to explore for kimberlites in an anomalous area such as Tsumkwe **especially since all Companies that have explored there** to date, De Beers, RTZ and now Mount Burgess, have found G10 garnets and macrodiamonds **but** it has **also long been speculated** that **this** area could provide the source for the diamonds found around the mouths of the Ugab and Huab rivers, being feeders for the diamonds found along the Skeleton Coast on the Atlantic coast line of north western Namibia.

These are the reasons why Mount Burgess Mining is exploring for kimberlites in the Tsumkwe area.

Another very important reason why Mount Burgess is exploring in Namibia is because **Namibia is a good country in which to conduct exploration**. It has low sovereign risk **and it has a good workable Mining Act which ensures security of title**. It is a country with good infrastructure and good communications. It is a country which historically has a **mining culture**.

AREA UNDER EXPLORATION

The total area being explored by the Company, with the Hereroland boundary to the south, the Khaudum boundary to the north and the Botswana border to the east amounts to close on 8,000 sq.km.

Exploration by Mount Burgess first commenced in 1999.

Cost of exploration to date AUS$5.5 million.

GEOLOGICAL ENVIRONMENT/STRATIGRAPHY

The area being explored is to a large extent covered by Tertiary Kalahari Sands. Working from east to west in the project area, the sands range in depths from less than one metre to (in certain areas and particularly the one which we refer to as the Gura Sub-basin in the centre of the area) depths of in excess of 120m. In the centre of the exploration area, at the point of the top of a palaeo scarp face, the depths of the Kalahari Sands are around 5m - 10m, gradually thickening to the west, again to in excess of 50m, as the palaeo slope dips to the west.

The underlying basement rocks range from Damaran "Orogen" carbonate sediments in the southeast, a unit which on the Botswana side has yielded the Company some very encouraging basemetals/silver results, to Damaran "platform type" Nosib quartzites, Grootfontein Complex Metamorphics, early granites and Karoo sandstones in the eastern to central part of the area, through to highly magnetic Karoo volcanics in the western part of the Tsumkwe area.

WORK COMPLETED TO DATE

- Over 2,500 loam samples have been collected over the project area to date, which have effectively highlighted four areas which we classify as high priority targets because of concentrated clusters of pyrope garnets belonging to the Group 9 and diamond inclusion Group 10 type garnets fields.

- Over 30,000 metres of percussion drilling have been conducted to test geophysical targets to see if they are kimberlites and also to sample the base of the Kalahari Sands.

  We use drilling as one of our main exploration tools, as the data obtained from sampling the base of the Kalahari is invaluable in constructing a map of the basement geomorphology and geology. Further, in sampling the base of the Kalahari for indicator minerals **we can obtain a much more accurate assessment of the distances which the kimberlitic indicator minerals have travelled.**

  With hindsight, since the discovery of the Gura kimberlites, this process has enabled us to build a model of the quality of the surface textures of indicator minerals, acquired from the base of the Kalahari, to more accurately determine the distances these indicator minerals have travelled from their source.

When it comes to examining the surface textures of indicator minerals obtained from **surface** loam sampling, the processes of deflation and bioturbation can make it a lot more difficult to assess the distances those indicator minerals have travelled. This is particularly so where indicator minerals are found in **surface** loam samples, taken from areas where the depth of the Kalahari Sand cover is in the region of 40 - 50m or more. The abrasive processes of deflation and weathering tend to blur a definitive assessment of surface textures. The question is whether surface loam sampling, in these circumstances, necessarily leads one directly to the discovery of kimberlites.

A classic example of this is highlighted by the fact that before we discovered the Gura kimberlite, three drillholes located some 3.5 kms to the west and down palaeo slope from the kimberlite, recovered 26, 22 and 48 garnets respectively from the base of the Kalahari, all of which had very fresh surface textures. We believe that there is a reasonable probability that these garnets came from the Gura kimberlite.

By comparison **nine regional surface loam samples** based on a 500m grid **taken within a kilometre of the kimberlite's location failed to yield a positive result**. Even after the discovery of the kimberlite, a close spaced surface loam sampling programme was conducted over the kimberlite and less than half of the results proved positive.

This begs the question. How many kimberlites have been missed based on loam sampling alone? **We believe when exploring in areas with tertiary cover in excess of say 30m, drilling must be combined with loam sampling.**

Drilling in the Tsumkwe project about 35km northwest of the Gura kimberlite has recently led to the discovery of a macrodiamond and a G10 garnet within the Kalahari Sand sequence. These are certainly not from the Gura kimberlite as the Gura kimberlite does not contain diamonds.

- Over 1,465 sq.kms of close spaced (80m line spacing) aeromagnetics and ground magnetics have now been conducted over the project area. This data has been combined with the 250m line spaced aeromagnetics conducted by RTZ, previous explorers in this area and the 200m line spaced aeromagnetics recently conducted by the Namibian Mines Department in their national survey, **so that in one form or another we now have complete aeromagnetic coverage of the whole of our 8,000 sq.km area.**

  Drilling a magnetic target generated from our detailed aeromagnetic survey led to the discovery of the Gura Kimberlite.

- Over 325 sq.km of ground gravity based on 200m line spacing and 50m spaced stations has now been collected in various individual programmes throughout the exploration area. **The use of gravity has proven to be another effective exploration tool** after generating a gravity "low" anomaly over the previously discovered Gura kimberlite. It assisted in the final discovery of the Nxa - On kimberlite after showing that it also generated a gravity low anomaly.

- Landsat data and air photographs have been acquired over the entire exploration area and used to assist in geomorphological mapping and also to select topographic or vegetation anomalies that may be coincident with geophysical anomalies.

Of interest is the coincidence of vegetation anomalies (Terminalia) and magnetic anomalies at the Sikereti kimberlites which are clearly visible on both Landsat and air photography.

The Gura kimberlites do have a photo and Landsat anomaly. However it would have been impossible to have selected them as targets based on this alone prior to their discovery. Hardly surprising when the kimberlites are covered by 47m of Kalahari sands.

- **Geomorphological interpretation and mapping has more recently outlined high priority search areas for the provenance of kimberlites**. This data has been compiled from results from loam sampling, drilling, air photo and Landsat interpretation, digital terrain modelling, magnetics and gravity.

RESULTS ACHIEVED TO DATE

A significant number of G9 and G10 garnets have been discovered within the Tsumkwe project area. As can be seen from the chemical analysis shown on the garnet plot, **significant numbers of garnets fall within the G10 category**.

Of interest, the garnet plot (based on current information available) from the Nxau Nxau kimberlites in Botswana to the northeast of our project area show possibly only one marginal G10 garnet. Clearly, the Tsumkwe garnets are not of the same population.

In addition, a total of seven macrodiamonds have now been found within the Tsumkwe project area.

At this point in time, two kimberlites, the Gura kimberlite and the Nxa-On kimberlite and one para kimberlite have been found within the project area, though none of these are diamond bearing, nor did they contain G10 garnets. Obviously they are not the source to the diamonds and G10 garnets being found in the Tsumkwe project area. **What is encouraging however, is the fact that the area is prone to kimberlite intrusives**.

WHERE TO FROM HERE

1. Drilling and loam sampling in the past year have indicated that the potential for diamond-bearing kimberlites in the Mount Burgess licence areas remains high.

2. The results of recent electron microprobe studies have shown that clusters of high-priority G10 garnets occur in the west of the project area in what is known as the Panneveld, against a background 'haze' of low-priority garnets .

3. The Digital Terrain Model and geomorphological studies suggest that the catchments of the palaeochannels that carried the G10 garnets to the Panneveld are sourced on the western slopes of two discrete long-lived topographic-high provenance areas. These topographic highs situated in the eastern portion of the Tsumkwe project area are:
   - A major provenance area in the Aha Hills to the southeast and
   - A provenance area to the northeast in the Qangwe area

These provenances represent priority search areas for diamond-bearing kimberlites. Based on the chemistry that we know of the garnets tested from the Nxau Nxau kimberlites drilled over the border in Botswana to the northeast, **we know that we are looking for a different population of kimberlites which we believe are contained within our Tsumkwe exploration area**. Exploration will therefore continue to be focussed on:

- Air photograph and Landsat interpretation of the outcropping and subcropping margin of the Karoo supergroup.
- Drilling and sampling the shallow parts of palaeo channels.
- Bulk sampling as necessary.
- The acquisition of further gravity and high resolution magnetics to fully cover the two provenance areas. Airborne gravity is being considered as an option.
- More concentrated loam sampling to cover the areas of exploration focus.
- Drilling to test primary geophysical targets and to gather data from the base of the Kalahari.

Yours faithfully

N R Forrester
Chairman and Managing Director

All information in this report pertaining to ore reserves, mineral resources and exploration results, together with any related assessments and interpretations, has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Ref: ASX Announcements
5 December 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Mount Burgess Mining N.L. appoints New Non-Executive Director

The Company is pleased to announce the appointment to the Board of Mount Burgess Mining N.L. of Mr Alfred P Stirling as a non-executive director .

Mr Stirling, a Chartered Accountant, is Chairman and Managing Director of two Authorised Investment Trusts in the United Kingdom, Gresham House Plc and Welsh Industrial Investment Trust Plc. He is also a non-executive director of media company Avesco.

The appointment takes effect immediately.

Yours faithfully,

Jan Forrester
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Ronald William O'Regan**
Date of last notice	**25 November 2003**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**	**Indirect**	**Indirect**	**TOTAL**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ronald William O'Regan	Mrs Jennifer O'Regan (spouse)	Swan Alley Nominees ISA a/c (held in Citicorp Nominees)	
Date of change	02/12/03			
No. of securities held prior to change....A B	1,763,200 500,000	1,136,800	550,000	3,450,000 500,000
Class A B	Ord Fl Pd Unlst Opt			
Number acquired A B	100,000			
Number disposed A B				
Value/Consideration..........................A B Note: If consideration is non-cash, provide details and estimated valuation	$11,500			
No. of securities held after change.......A B	1,863,200 500,000	1,136,800	550,000	3,550,000 500,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 5 December 2003

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Mount Burgess Mining N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Alfred P Stirling
Date of appointment	1 December 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,000,000 Ordinary Fully Paid Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Grandchild	20,000 Fully Paid Ordinary Shares
A C Stirling – Adult Child	300,000 Fully Paid Ordinary Shares
A G P Stirling – Adult Child	300,000 Fully Paid Ordinary Shares
A L Stirling – Adult Child	300,000 Fully Paid Ordinary Shares
A V Stirling – Adult Child	300,000 Fully Paid Ordinary Shares
Buckton Holdings Ltd – unlisted Company in which shareholders are associates	600,000 Fully Paid Ordinary Shares
Buckton Homes Ltd – unlisted company in which shareholders are associates.	2,000,000 Fully Paid Ordinary Shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
No. and class of securities to which interest relates	N/a

Lodged 5 December 2003